UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	Telecom Argentina S.A. announces consolidated annual results (“FY21”) and fourth quarter of fiscal year 2021

Contacts: Fernando Balmaceda (5411) 4968 5222 Luis Fernando Rial Ubago (5411) 5112 7218	Market Cap (NYSE: TEO): US$2,140.8 million*

Telecom Argentina S.A.

announces consolidated annual results (“FY21”) and fourth
quarter of fiscal year 2021 (“4Q21”)**

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to FY21 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of FY21 and vs. FY20 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of December 31 of 2021 and 2020, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

▪	For comparative purposes, it is important to highlight that the results adjusted by inflation corresponding to December 2020 contain the effect of the year over year inflation as of December 2021, which amounted to 50.9%.
▪	Consolidated Revenues amounted to P$425,493 million in FY21. Service Revenues totaled P$395,697 million (-7.7% in constant currency vs. FY20), in a context where inflation is still high. Service revenues for 4Q21 totaled P$95,735 million (-1.9% in constant currency vs 4Q20).
▪	Mobile clients in Argentina reached 20.1 million in FY21 (+1.7 million vs. FY20), cable TV subscribers totaled approximately 3.6 million (+17 thousand vs. FY20), while broadband accesses amounted to almost 4.2 million (+89 thousand vs. FY20). Consequently, all these segments have verified an increase in the number of clients versus 2020.
▪	Operating Income before Depreciation and Amortization amounted to P$132,767 million in FY21 (-14.5% vs. FY20).
▪	The Company’s Net Income amounted to P$9,940 million in FY21 (vs. a loss of $7,704 million in FY20). Net financial results were positive and totaled P$45,649 million, which were partially offset by an income tax expense of $33.317 million.
▪	Investments (including rights of use assets) reached P$103,704 million in FY21, equivalent to 24.4% of Consolidated Revenues.
▪	Net Financial Debt amounted to P$236,286 million in FY21 (-11.2% in constant currency vs. FY20).

*Market Cap as of March 8th, 2022

**Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of December 31, 2021	IAS 29 As of December 31, 2020	Δ $	Δ %
Consolidated Revenues	425,493	455,234	(29,741)	-6.5%
Operating Income before D&A	132,767	155,301	(22,534)	-14.5%
Operating (loss) Income	(2,787)	30,632	(33,419)	-109.1%
Net income before income tax expense	43,257	4,750	38,507	-
Net income (loss) attributable to Controlling Company	8,665	(8,626)	17,291	-200.5%
Shareholders' equity attributable to Controlling Company	541,423	577,285	(35,862)	-6.2%
Net Financial Debt	(236,286)	(266,225)	29,939	-11.2%
Investments in PP&E, intangible assets & rights of use assets *	103,704	100,755	2,949	2.9%

Fixed lines in service (in thousand lines) ***	2,417	2,821	(404)	-14.3%
Mobile customers (in thousand)	22,348	20,649	1,699	8.2%
Personal (Argentina)	20,130	18,433	1,697	9.2%
Núcleo (Paraguay) -including Wimax customers-	2,218	2,216	2	0.1%
Broadband accesses in Argentina (in thousand)	4,248	4,158	89	2.2%
Pay TV Subscribers (in thousand)	3,563	3,546	17	0.5%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	777.2	866.9	(89.7)	-10.3%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	617.0	658.4	(41.4)	-6.3%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,727.1	1,918.5	(191.4)	-10.0%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,883.2	2,086.3	(203.1)	-9.7%

* (in constant measuring unit – includes $18.154 million corresponding to additions of rights of use assets as of December 31, 2021)

**(Figures may not sum up due to rounding)

*** (does not include IP telephony lines, which as of December 31, 2021 amounted to approximately 721 thousand)

Buenos Aires, March 9, 2022 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net income of P$9,940 million for the period ended December 31, 2021. The net loss attributable to the controlling company was P$8,665 million.

It is worth mentioning that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of December 31, 2021.

The following table shows the evolution of the consumer price index (National CPI - according to INDEC’s official statistics) for the last two fiscal years and as of December 31, 2020 and 2021, which were used to restate the figures in constant currency:

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021
Price Index Variation
Annual	53.8%	36.1%	50.9%
3 month cumulative (since Sep-21)	n/a	n/a	10.2%

During FY21, Consolidated Revenues amounted to P$425,493 million, from which Service Revenues totaled P$395,697 million.

	IAS 29 FY21	IAS 29 FY20	Δ $	Δ %
Consolidated Revenues (MMP$)	425,493	455,234	(29,741)	(6.5%)
Net Income (loss) attributable to Controlling Company (MMP$)	8,665	(8,626)	17,291	(200.5%)
Net income (loss) attributable to Controlling Company per Share (P$)	4.0	(4.0)	8.0
Net income (loss) attributable to Controlling Company per ADR (P$)	20.1	(20.0)	40.1
Operating income before D&A *	31.2%	34.1%
Operating (loss) income *	-0.7%	6.7%
Net income (loss) *	2.3%	-1.7%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of FY21 and FY20

Consolidated Operating Revenues

Mobile Services

As of December 31, 2021, total mobile clients in Argentina and Paraguay amounted to 22.3 million. In FY21, total mobile services revenues represented P$161,131 million (-P$9,958 million vs. FY20).

Mobile Services in Argentina

As of December 31, 2021, total mobile subscribers amounted to more than 20.1 million (+1.7 million vs. FY20). Postpaid clients represented 41% of our subscriber base.

In FY21, mobile service revenues in Argentina amounted to P$144,423 million (-4.7% vs FY20). Mobile internet revenues reached 75% of mobile service revenues. The average monthly revenue per user (‘ARPU’ – restated in constant currency as of December 31, 2021) amounted to P$617 during FY21 (-6.3% vs. FY20). The effect generated by the inflation adjustment as of December 31, 2021 (included in the ARPU) amounted to P$96.4 and P$285.4, for FY21 and FY20, respectively. Mobile churn was 1.1% (vs. 2.2% in FY20).

Commercial Initiatives

During the fourth quarter, the deployment of the first 5G networks continued. 10 mobile sites were deployed in the Atlantic Coast and in the cities of Mar del Plata, Pinamar, and Cariló.

Personal Pay (Personal’s virtual wallet) concluded the first stage of its beta development and its app is now available for Android users, including a wide range of benefits and discounts.

Personal increased the data quota in certain high-end postpaid mobile plans (from 12 to 15GB and from 20 to 25GB) with no additional cost to customers, allowing an increased consumption of data through the internet.

Personal in Paraguay (‘Núcleo’)

As of December 31, 2021, Núcleo’s subscriber base reached 2.2 million clients. Prepaid and postpaid customers represented 82% and 18%, respectively.

Núcleo´s mobile service revenues during FY21, amounted to P$16,708 million (-14.2% vs. FY20), mainly due to decrease in the ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues reached P$82,550 million in FY21 (-P$7,384 million vs. FY20). Cable TV subscribers totaled approximately 3.6 million (+17 thousand vs. FY20). The monthly Cable TV ARPU (restated in constant currency as of December 31, 2021) reached P$1,883.2 during FY21 (vs P$2,086.3 in FY20). The effect generated by the restatement in terms of the measuring unit as of December 31, 2021 included in the ARPU amounts to P$306.7 and P$910.6, for the FY21 and FY20, respectively. The average monthly churn during FY21 and FY20 was 1.1% and 1.0%, respectively.

Flow continued to strengthen its content offer, incorporating new products mainly in music, national and international productions, and gaming.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$58,930 million in FY21 (-P$9,895 million vs. FY20).

As a result, the monthly fixed voice ARPU (restated in constant currency as of December 31, 2021) reached P$777.2 (vs. P$866.9 in FY20). The effect generated by the restatement in terms of the measuring unit as of December 31, 2021, included in the ARPU amounted to P$131 and P$378.7 for the FY21 and FY20, respectively.

Two new services were launched during the last part of 2021:

- Virtual Assistant, a solution designed to enhance the digital evolution, processes and automation of customer service of each company, and

- Google Workspace, a suite of productivity apps and tools to streamline workflows, reduce task duration, and improve team productivity.

The 2021 "Telecom SummIT" closed with two final editions focused on the topics of Cybersecurity and Multicloud Solutions.

Internet Services

Internet services revenues totaled P$90,768 million during FY21 (-P$6,186 million vs. FY20). As of December 31, 2021, total broadband accesses reached approximately 4.2 million (+89 thousand vs. FY20).

Additionally, broadband ARPU (restated in constant currency as of December 31, 2021) amounted to P$1,727.1 per month in FY21 (vs. P$1,918.5 in FY20). The effect generated by the restatement in terms of the measuring unit as of December 31, 2021, included in the ARPU amounted to approximately P$274.7 and P$840.9, for the FY21 and FY20, respectively.

The average monthly churn rate for the FY21 was 1.5% (vs. 1.3% in FY20). As of FY21, 79% of our total customer base had a broadband service of 20Mb or higher (increasing from 71% as of FY20).

Revenues from equipment sales

Equipment revenues amounted to P$29,796 million (+P$3,227 million vs. FY20). Said increase was mainly due to an increase in the number of units sold (+38%), and by the increase in the average price of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$428,280 million in FY21 (+P$3,678 million or +0.9% vs. FY20). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 2.4%.

Costs breakdown was as follows:

- Employees benefits and severance payments: P$91,823 million (+4.0% vs. FY20). Total employees amounted to 22,587 as of FY21.

- Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits) totaled P$15,262 million (-10.2% vs. FY20). This decrease was mainly due to an optimization of links and sites, partially offset by the FX effect related to services to be paid in US dollars.

- Fees for services, maintenance, materials and supplies: P$49,431 million (-0.8% vs. FY20). Fees for services decreased by P$497 million, while maintenance and material costs increased by P$99 million compared to FY20.

- Taxes and fees paid to regulatory authorities: P$32,743 million (-5.8% vs. FY20). This decrease was mainly due to lower sales in FY21 vs FY20.

- Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$24,392 million (-6.3% vs. FY20). Said decrease was mainly explained by lower agent commission charges and lower advertising costs.

- Cost of handsets sold: P$20,961 million (+24.7% vs. FY20). P$20,003 million relates to the cost of sales of devices in Argentina which increased 29.2% vs. FY20 mainly due to the increase in prices and quantities sold.

- Programming and content costs: P$28,949 million (-4.9% vs. FY20). Said reduction was mainly generated by commercial efficiencies, which were partially offset by price increases in almost all of our broadcasting signals.

- Other Costs totaled P$29,165 million (-20.8% vs. FY20). Bad debt expenses reached P$7,983 million (-51.1% vs. FY20).

Our bad debt ratio was 1.9% as of December 31, 2021 (vs. 3.6% in FY20), thanks to a strong strategy followed by the company to improve its collection efficiency.

Other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity) totaled P$21,182 million (+3.3% vs. FY20). This increase was mainly related to additional lawsuits and other contingency charges, partially offset by lower energy costs, rental charges, and internet capacity.

- Depreciation, amortization and impairment of fixed assets amounted to P$135,554 million (+8.7% vs. FY20). This increase was due to the impact of the higher amortization of assets incorporated after December 31, 2020.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) generated an income of P$45,649 million in FY21 (vs. a loss of P$26,631 million in FY20), mainly due to:

in million of P$	FY20	FY21	Var
FX results	(2,943)	53,740	56,683
RECPAM	8,450	17,163	8,713
Net Interests	(22,784)	(17,579)	5,205
Debt refinancing results	(5,198)	(2,152)	3,046
Results of investments	1,411	1,420	9
Others	(5,567)	(6,943)	(1,376)
Total	(26,631)	45,649	72,280

Income Tax

Income tax loss amounted to P$33,317 million in FY21 (vs. P$12,454 million in FY20). Said loss mainly includes the effect of the change in the tax rate pursuant to the requirements of Law No. 27,630, which replaced the 25% rate with a scale of increasing rates based on the taxable income of each taxpayer, reaching 35% as of fiscal year 2021.

Consolidated Net Financial Debt

As of December 31, 2021, our net financial debt (cash, cash equivalents plus financial investments and financial NDF & interest rate swaps minus loans) totaled P$236,286 million, decreasing P$29,939 million (-11.2%) when compared to the consolidated net financial debt as of December 31, 2020 (restated in terms of the measuring unit as of December 31, 2021).

Investments in PP&E, intangible assets and rights of use assets

During FY21, the Company invested (including rights of use assets) P$103,704 million (+2.9% vs. FY20). Said investments represented 24.4% of consolidated revenues in FY21, and were focused on:

•	Projects related to the expansion of TV and internet services to improve our transmission and access speeds.

•	Deployment and modernization of our 4G access mobile sites, supporting the growth in our coverage of our mobile network.

•	Extension of our transmission and transport networks in order to unify the different access technologies. We consolidated the deployment of last-mile networks with FTTH (Fiber to the home) architecture thus improving the possibility of offering high-speed services.

•	Investments in our customer contact systems.

Relevant Financing Matters

IFC and IDB loans refinancings

On December 15, 2021, we refinanced the loan with the International Finance Corporation (“IFC”) dated October 5, 2016, for a total amount of US$400.000.000, extending our 2022 and 2023 maturities and resulting in a new maturity schedule that will end in 2027.

The outstanding amount as of December 31, 2021 for said loans was US$146 million.

We also refinanced the two loan agreements entered into between the Company and the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank:

(i)	loan agreement dated April 7, 2017, for a total amount of US$100,000,000, and
(ii)	loan agreement dated May 29, 2019, for a total amount of US$300,000,000

Debt maturing in 2022 and 2023 was extended to years 2024 and 2027. The outstanding amount as of December 31,2021 for these two loans was US$225 million.

Export credit line guaranteed by Export Development Canada (EDC).

On January 3, 2022, we closed an export credit line for a total amount of US$ 23,367,200 with the following entities: (i) JPMorgan Chase Bank, N.A., as agent of the facility, initial lender and residual risk guarantor, (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch, as onshore custody agent, and (iii) JPMorgan Chase Bank, NA and Export Development Canada as lead co-organizers.

The Facility will be guaranteed by the Export Development Canada (“EDC”), subject to the terms and conditions established by EDC.

The proceeds of the loans made under the Facility will be used to:

(A)	finance up to 85% of the value of certain imported goods and services,
(B)	finance up to 50% of the value of certain goods and services originated in Argentina and subject to certain limits and conditions established by EDC, and
(C)	the payment of the applicable premium due to EDC.

Issuance of Class 12 and 13 Local Notes

Class 12

Issuance Date: March 9, 2022.

Amount Issued: US$22.7 million to be paid in Argentine pesos at the applicable exchange rate (equivalent to P$2.458 million at the Issuance Date)

Maturity Date: March 9, 2027.

Amortization: Bullet.

Interest Rate and payments: 1.00% p.a, quarterly interest payments.

Class 13

Issuance Date: March 9, 2022.

Amount Issued: P$2.347 million

Maturity Date: September 9, 2023.

Amortization: Bullet.

Interest Rate and payments: BADLAR + 1.50% p.a, quarterly interest payments.

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of December 31, 2021, Telecom Argentina had 2,153,688,011 shares issued and outstanding.

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period - Fiscal Year 2021

(In million of Argentine pesos)

1-	Consolidated Balance Sheet
	(Restated by inflation, comparative figures in constant currency as of December 2021)
		12/31/21	12/31/20	Δ $	Δ %
	Cash and cash equivalents	19,849	27,965	(8,116)	-29.0%
	Financial Investments	10,786	7,807	2,979	38.2%
	Trade receivables	22,554	28,612	(6,058)	-21.2%
	Other Receivables	8,846	10,394	(1,548)	-14.9%
	Inventories	3,115	5,618	(2,503)	-44.6%
	Total current assets	65,150	80,396	(15,246)	-19.0%
	Financial Investments	-	188	(188)	-100.0%
	Trade receivables	72	89	(17)	-19.1%
	Goodwill	379,220	380,234	(1,014)	-0.3%
	Property, plant and equipment ('PP&E')	451,174	484,316	(33,142)	-6.8%
	Intangible assets	144,114	157,019	(12,905)	-8.2%
	Right-of-use assets	33,415	26,825	6,590	24.6%
	Other Receivables	5,969	6,096	(127)	-2.1%
	Total non-current assets	1,013,964	1,054,767	(40,803)	-3.9%
	TOTAL ASSETS	1,079,114	1,135,163	(56,049)	-4.9%
	Trade payables	49,231	59,408	(10,177)	-17.1%
	Financial debt	64,869	62,795	2,074	3.3%
	Salaries and social security payables	22,263	21,639	624	2.9%
	Taxes payables	13,927	100	13,827	-
	Dividend Payable	3,962	5,544	(1,582)	-
	Lease liabilities	6,130	5,035	1,095	21.7%
	Other liabilities	3,055	3,112	(57)	-1.8%
	Provisions	2,146	2,441	(295)	-12.1%
	Total current liabilities	165,583	160,074	5,509	3.4%
	Trade payables	1,096	3,695	(2,599)	-70.3%
	Financial debt	202,052	239,390	(37,338)	-15.6%
	Salaries and social security payables	1,546	1,268	278	21.9%
	Deferred income tax liabilities	135,232	120,261	14,971	12.4%
	Taxes payables	-	8	(8)	-100.0%
	Lease liabilities	12,786	10,515	2,271	21.6%
	Other liabilities	1,250	1,745	(495)	-28.4%
	Provisions	9,574	11,263	(1,689)	-15.0%
	Total non-current liabilities	363,536	388,145	(24,609)	-6.3%
	TOTAL LIABILITIES	529,119	548,219	(19,100)	-3.5%

	Equity attributable to Controlling Company	541,423	577,285	(35,862)	-6.2%
	Non-controlling interest	8,572	9,659	(1,087)	-11.3%
	TOTAL EQUITY	549,995	586,944	(36,949)	-6.3%
	TOTAL LIABILITIES AND EQUITY	1,079,114	1,135,163	(56,049)	-4.9%

2-	Consolidated Loans
(Monetary items)

	12/31/21	12/31/20	Δ $	Δ %
Bank overdrafts - principal	12,184	5,967	6,217	104.2%
Bank and other financial entities loans - principal	32,577	11,499	21,078	183.3%
Notes - principal	-	20,813	(20,813)	-100.0%
NDF	185	779	(594)	-76.3%
Loans for purchase of equipment	3,595	3,707	(112)	-3.0%
Accrued interest and related expenses	16,328	20,030	(3,702)	-18.5%
Total Current Loans	64,869	62,795	2,074	3.3%
Notes - principal	111,364	85,331	26,033	30.5%
Bank and other financial entities loans - principal	57,745	110,858	(53,113)	-47.9%
NDF	-	17	(17)	-100.0%
Loans for purchase of equipment	3,916	6,279	(2,363)	-37.6%
Accrued interest and related expenses	29,027	36,905	(7,878)	-21.3%
Total Non Current Loans	202,052	239,390	(37,338)	-15.6%
Total Loans	266,921	302,185	(35,264)	-11.7%

Cash and cash equivalents, and Financial Investments	30,635	35,960	(5,325)	-14.8%
Net Financial Debt	(236,286)	(266,225)	29,939	-11.2%

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period - Fiscal Year 2021

(In million of Argentine pesos)

3-	Segment Information
(Segment information for periods ended as of December 31 of 2021 and 2020 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

		Services rendered in	Services rendered in		Other abroad	Other abroad
	Services rendered	Argentina - Inflation	Argentina restated	Other abroad	segments -	segments restated	Eliminations	Total
As of December 31, 2021	in Argentina	restatement	for inflation	segments	restatement for	for inflation
					inflation
Revenues	332,816	63,403	396,219	26,215	5,067	31,282	(2,008)	425,493
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(229,554)	(46,552)	(276,106)	(15,514)	(3,114)	(18,628)	2,008	(292,726)
Operating income before D&A	103,262	16,851	120,113	10,701	1,953	12,654	-	132,767
Depreciation, amortization and impairment of fixed assets	(43,459)	(83,264)	(126,723)	(7,337)	(1,494)	(8,831)	-	(135,554)
Operating income (loss)	59,803	(66,413)	(6,610)	3,364	459	3,823	-	(2,787)

Earnings from associates								395
Debt financial expenses								28,700
Other financial results, net								16,949
Net income before income tax expenses								43,257
Income tax expense								(33,317)
Net Income								9,940

Attributable to:
Controlling Company								8,665
Non-controlling interest								1275

		Services rendered in	Services rendered in		Other abroad	Other abroad
	Services rendered	Argentina - Inflation	Argentina restated	Other abroad	segments -	segments restated	Eliminations	Total
As of December 31, 2020	in Argentina	restatement	for inflation	segments	restatement for	for inflation
					inflation
Revenues	240,325	185,042	425,367	18,183	13,811	31,994	(2,127)	455,234
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(158,901)	(123,028)	(281,929)	(11,419)	(8,712)	(20,131)	2,127	(299,933)
Operating income before D&A	81,424	62,014	143,438	6,764	5,099	11,863	-	155,301
Depreciation, amortization and impairment of fixed assets	(31,807)	(84,774)	(116,581)	(4,401)	(3,687)	(8,088)	-	(124,669)
Operating income (loss)	49,617	(22,760)	26,857	2,363	1,412	3,775	-	30,632

Earnings from associates								749
Debt financial expenses								(37,280)
Other financial results, net								10,649
Net income before income tax expenses								4,750
Income tax expense								(12,454)
Net Loss								(7,704)

Attributable to:
Controlling Company								(8,626)
Non-controlling interest								922

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period - Fiscal Year 2021

(In million of Argentine pesos)

4-	Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/21	12/31/20	Δ $	Δ %

Revenues	425,493	455,234	(29,741)	-6.5%
Consolidated Operating Costs	(428,280)	(424,602)	(3,678)	0.9%
Operating (loss) income	(2,787)	30,632	(33,419)	-109.1%
Net Financial results and earnings from associates	46,044	(25,882)	71,926	-
Net income before income tax expense	43,257	4,750	38,507	-
Income tax expense	(33,317)	(12,454)	(20,863)	167.5%
Net Income (loss)	9,940	(7,704)	17,644	-

Attributable to:
Controlling Company	8,665	(8,626)	17,291	-
Non-controlling interest	1,275	922	353	38.3%

Operating income before D&A	132,767	155,301	(22,534)	-14.5%
As % of Revenues	31.2%	34.1%

	12/31/21	12/31/20	Δ $	Δ %
Net Financial results
Debt financial expenses
Interests on financial debt	(15,941)	(21,687)	5,746	-26.5%
Foreign currency exhange losses on financial debt	46,793	(10,395)	57,188	-
Debt refinancing results	(2,152)	(5,198)	3,046	-58.6%
Total Debt financial expenses	28,700	(37,280)	65,980	-177.0%
Other financial results, net
Gains (losses) for operations with notes and bonds	1,420	1,411	9	0.6%
Other foreign currency exhange gains (losses)	6,947	7,452	(505)	-6.8%
Other net interests and gains of investments	(1,638)	(1,097)	(541)	49.3%
Taxes and bank expenses	(4,278)	(4,121)	(157)	3.8%
Financial expenses on pension benefits	(225)	(356)	131	-36.8%
Financial discounts on assets, debts and other	(2,440)	(1,090)	(1,350)	123.9%
RECPAM*	17,163	8,450	8,713	103.1%
Total other financial results, net	16,949	10,649	6,300	59.2%
Total Net Financial results	45,649	(26,631)	72,280	-

* Inflation restatement gain / (loss)

5-	Consolidated Income Statements - restated by inflation (constant figures)
Three Months Comparison

	12/31/21	12/31/20	Δ $	Δ %

Revenues	102,596	105,343	(2,747)	-2.6%
Consolidated Operating Costs	(106,689)	(107,299)	610	-0.6%
Operating loss	(4,093)	(1,956)	(2,137)	109.3%
Net Financial results and earnings from associates	12,100	(4,269)	16,369	-
Net income (loss) before income tax expense	8,007	(6,225)	14,232	-
Income tax expense	804	618	186	30.1%
Net income (loss)	8,811	(5,607)	14,418	-

Attributable to:
Controlling Company	8,271	(5,863)	14,134	-
Non-controlling interest	540	256	284	110.9%

Operating income before D&A	27,629	30,187	(2,558)	-8.5%
As % of Revenues	26.9%	28.7%

TELECOM ARGENTINA S.A.
Consolidated Information
Annual period - Fiscal Year 2021
(In million of Argentine pesos)

6-	Breakdown of consolidated revenues - restated by inflation (constant figures)
(Revenues as of 2020 restated to 2021 values include a variation coming from the restatement of approximately 76.9% vs. a restatement variation of 19.1% for revenues as of 2021)

	12/31/21		12/31/20		FY21 IAS 29 vs. FY20 IAS 29
	FY21 IAS 29	IAS 29	FY20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	395,697	63,358	428,665	186,620	(32,968)	-7.7%
Mobile Services	161,131	25,685	171,089	74,258	-9,958	-5.8%
Internet Services	90,768	14,420	96,954	42,402	(6,186)	-6.4%
Cable TV Services	82,550	13,368	89,934	39,263	(7,384)	-8.2%
Fixed Telephony and Data Services	58,930	9,609	68,825	29,961	(9,895)	-14.4%
Other service revenues	2,318	276	1,863	736	455	24.4%
REVENUES FROM EQUIPMENT SALES	29,796	4,787	26,569	11,333	3,227	12.1%

REVENUES	425,493	68,145	455,234	197,953	(29,741)	-6.5%

7-	Breakdown of consolidated revenues - restated by inflation (constant figures)
Three Months Comparison

	12/31/21		12/31/20		4Q21 IAS 29 vs. 4Q20 IAS 29
	4Q21 IAS 29	IAS 29	4Q20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	95,735	3,166	97,554	35,149	(1,819)	-1.9%
Mobile Services	38,910	1,238	37,152	13,095	1,758	4.7%
Internet Services	22,353	746	22,928	8,488	(575)	-2.5%
Cable TV Services	19,253	583	21,449	7,851	(2,196)	-10.2%
Fixed Telephony and Data Services	13,653	445	15,128	5,417	(1,475)	-9.8%
Other service revenues	1,566	154	897	298	669	74.6%
REVENUES FROM EQUIPMENT SALES	6,861	220	7,789	2,808	(928)	-11.9%

REVENUES	102,596	3,386	105,343	37,957	(2,747)	-2.6%

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period - Fiscal Year 2021

(In million of Argentine pesos)

8-	Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/21		12/31/20		FY21 IAS 29 vs. FY20 IAS 29
	FY21 IAS 29	IAS 29	FY20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	425,493	68,145	455,234	197,953	(29,741)	-6.5%
Employee benefit expenses and severance payments	(91,823)	(13,994)	(88,265)	(38,087)	(3,558)	4.0%
Interconnection and transmission costs	(15,262)	(2,491)	(16,987)	(7,324)	1,725	-10.2%
Fees for services, maintenance, materials and supplies	(49,431)	(8,995)	(49,829)	(22,100)	398	-0.8%
Taxes and fees with the regulatory authority	(32,743)	(5,269)	(34,747)	(15,091)	2,004	-5.8%
Commissions and advertising	(24,392)	(3,808)	(26,040)	(11,243)	1,648	-6.3%
Cost of equipments and handsets	(20,961)	(4,873)	(16,803)	(7,783)	(4,158)	24.7%
Programming and content costs	(28,949)	(4,748)	(30,443)	(13,243)	1,494	-4.9%
Bad debt expenses	(7,983)	(1,236)	(16,309)	(7,178)	8,326	-51.1%
Other operating income and expenses	(21,182)	(3,927)	(20,510)	(8,791)	(672)	3.3%
Subtotal Operating costs before D&A	(292,726)	(49,341)	(299,933)	(130,840)	7,207	-2.4%
Operating income before D&A	132,767	18,804	155,301	67,113	(22,534)	-14.5%
Depreciation, amortization ('D&A') and impairment of fixed assets	(135,554)	(84,758)	(124,669)	(88,461)	(10,885)	8.7%
Operating (loss) income	(2,787)	(65,954)	30,632	(21,348)	(33,419)	-109.1%
Earnings from associates	395	(47)	749	351	(354)	-47.3%
Net financial results	45,649	115,339	(26,631)	44,783	72,280	-
Net income before income tax expense	43,257	49,338	4,750	23,786	38,507	-
Income tax expense	(33,317)	(32,981)	(12,454)	(6,220)	(20,863)	167.5%
Net income (loss)	9,940	16,357	(7,704)	17,566	17,644	-
Attributable to:
Controlling Company	8,665	16,419	(8,626)	17,315	17,291	-
Non-controlling interest	1,275	(62)	922	341	353	38.3%

9-	Consolidated Income Statements - restated by inflation (constant figures)
Three Months Comparison

	12/31/21		12/31/20		4Q21 IAS 29 vs. 4Q20 IAS 29
	4Q21 IAS 29	IAS 29	4Q20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	102,596	3,386	105,343	37,957	(2,747)	-2.6%
Employee benefit expenses and severance payments	(25,314)	(812)	(23,287)	(8,355)	(2,027)	8.7%
Interconnection and transmission costs	(3,494)	(101)	(4,090)	(1,474)	596	-14.6%
Fees for services, maintenance, materials and supplies	(12,568)	(757)	(13,116)	(4,853)	548	-4.2%
Taxes and fees with the regulatory authority	(7,833)	(259)	(8,246)	(2,975)	413	-5.0%
Commissions and advertising	(6,174)	(198)	(6,714)	(2,416)	540	-8.0%
Cost of equipments and handsets	(4,703)	(336)	(4,644)	(1,805)	(59)	1.3%
Programming and content costs	(6,873)	(229)	(7,514)	(2,704)	641	-8.5%
Bad debt expenses	(2,074)	(100)	(3,063)	(1,107)	989	-32.3%
Other operating income and expenses	(5,934)	(415)	(4,482)	(1,605)	(1,452)	32.4%
Subtotal Operating costs before D&A	(74,967)	(3,207)	(75,156)	(27,295)	189	-0.3%
Operating income before D&A	27,629	179	30,187	10,662	(2,558)	-8.5%
Depreciation, amortization ('D&A') and impairment of fixed assets	(31,722)	(18,363)	(32,143)	(21,941)	421	-1.3%
Operating loss	(4,093)	(18,184)	(1,956)	(11,279)	(2,137)	109.3%
Earnings from associates	164	(73)	124	60	40	32.3%
Net financial results	11,936	30,053	(4,393)	19,061	16,329	-
Net income (loss) before income tax expense	8,007	11,796	(6,225)	7,842	14,232	-
Income tax expense	804	785	618	227	186	30.1%
Net income (loss)	8,811	12,581	(5,607)	8,069	14,418	-
Attributable to:
Controlling Company	8,271	12,584	(5,863)	7,992	14,134	-
Non-controlling interest	540	(3)	256	77	284	110.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 9, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations